Exhibit 1

                                   AGREEMENT

     This Agreement is entered into as of the 18th day of November 1996 by and between EPISODE USA, INC., debtor and debtor-in-possession, a Delaware corporation ("Episode") and TOPPY INTERNATIONAL LTD., a Hong Kong Corporation ("Toppy").

                                R E C I T A L S:

     A. Episode is the owner of $217,365 shares of common stock par value $.01 of Mothers Work, Inc. (the "Mothers Work Stock").

     B. Episode is a debtor-in-possession in a chapter 11 case currently before the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case No. 96-B-40371(JLG) (the "Chapter 11 Case").

     C. Toppy desires to purchase the Mothers Work Stock on the terms and conditions set forth herein.

     D. Episode has filed a Plan of Reorganization dated August 20, 1996 (the "Plan") in its Chapter 11 Case, which provides, inter alia, for the sale of the Mothers Work Stock to Toppy.

     E. Episode desires to borrow funds from Toppy in order to fulfill its obligations under the Plan in the event and to the extent that Episode has insufficient funds available from other sources to fulfill such obligations.

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     F. Toppy has agreed to advance the funds required by Episode to fulfill its obligations under the Plan in the event and to the extent such funds are unavailable from other sources.

                                    AGREEMENT

     1. On the Effective Date of the Plan (as defined in the Plan"), Toppy shall acquire Mothers Work Stock from Episode for a purchase price of $2,608,380 based on a purchase price of $12.00 per share.

     2. $1.5 million of the purchase price shall be placed in escrow with Rosenman & Colin LLP, Episode's attorneys, prior to the hearing on confirmation of the Plan scheduled for November 19, 1996. If the Plan is not confirmed for any reason on or before December 15, 1996, such funds shall be returned to Toppy.

     3. Toppy will advance to Episode up to $1.5 million to be used by Episode to meets its obligations under the Plan (the "Advances"). The Advances shall be made from time to time as required by Episode. The Advances shall be repaid by Episode from available assets including the Trademark License Payments (as defined in the Plan) with interest at the rate of 9% as such payments are received by Episode from funds otherwise payable under the Plan to Class 4 creditors. Any balance remaining due together with accrued interest shall be paid on or before December 31, 1999. As security for the repayment of all advances together with accrued interest, Episode hereby grants a lien to Toppy on all its assets including but not limited to the Trademark License Payments subordinate only to Episode's

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obligations under the Plan to all creditors other than Class 4 creditors.

     4. This Agreement shall be incorporated into the Plan and shall be subject to confirmation of the Plan by the Bankruptcy Court in the Chapter 11 Case.

     IN WITNESS WHEREOF, Episode and toppy have executed and delivered this Agreement on the date first above written.

                                EPISODE USA, INC.


                                By: /s/ Lita Chow
                                    --------------------------


                                TOPPY INTERNATIONAL LTD.


                                By: /s/ Alan Wong
                                    ---------------------------